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Women-owned
The Local Hand

Shop and Gallery

1912B Dorchester Avenue
Boston, MA 02124
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Early Investor Bonus: The investment multiple is increased to 1.5× for the next $40,000 invested.
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THE PITCH
The Local Hand is seeking investment to expand programming and grow the retail location.
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Highlights

The Local Hand is a gift shop, art gallery, and community arts space offering a curated selection of handmade goods by local artists and makers.

Our mission is to make art more accessible to our neighborhood while financially supporting local artists and artisans.

In addition to our retail store, we offer arts programming to the community, including events like: - Rotating art shows, featuring a new local artist every 8 weeks. These shows will be accompanied by opening receptions and artist talks. - Arts workshops for adults and kids, led by local instructors.

Some examples of classes include: Watercolor for Beginners, Introduction to Printmaking, and Candle-Making.

We also hope to offer events for artists such as open studio time, figure drawing sessions, and critique groups. We are committed to representing a diverse group of artists, to reflect and celebrate the rich diversity of Dorchester.

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THE TEAM
Michaela Flatley
Owner

Michaela Flatley is a professional artist, designer, and entrepreneur living and working in Dorchester. For the past 6 years, she has run a graphic design and digital marketing business, Barley Creative, and she is also an accomplished fine artist. Michaela received her Masters in Fine Arts from MICA in 2019, and she exhibits her paintings throughout the country.

In May 2023, after many months of planning and preparation, Michaela opened The Local Hand, a new retail and arts space in Dorchester. The Local Hand's mission is to make art more accessible to her community, while financially supporting other local artists and makers.

In her spare time, Michaela likes to cook, listen to podcasts, read interior design blogs, and take her daughter to the playground.

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PRESS

New to the Neighborhood: The Local Hand - Caught In Dot

A welcomed addition to the neighborhood! The Local Hand is a perfect combination of gift shop and art gallery, and it's now open on the ground level of The Carruth. [...]

Introducing The Local Hand Shop + Gallery: A place for local artists to do creative things | Dorchester Reporter

Ashmont Hill resident Michaela Flatley will be living her dream on May 7 when she opens The Local Hand Shop + Gallery in a retail space on the ground floor of the Carruth Building. A credentialled, accomplished artist, Flatley said she was sick of "working from home every day in her sweatpants" but thought that having her own store was out of reach. "The concept is something I

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OUR MISSION

Our mission is to make art more accessible to our community in a warm and inviting space, while financially supporting local artists and makers.

The Local Hand is a community-focused art gallery and gift shop, offering a curated selection of handmade goods by local artists and makers.
Our brick-and-mortar retail shop sells handmade goods at a wide range of prices, such as ceramics, jewelry, candles, skin care products, stationary, art prints, apparel, and more.
In the same space, we feature a local artist every 8 weeks on our walls. This programming includes an opening reception, artist talk, and other events open to the community for free.
We also host a wide variety of workshops for both adults and children, including watercolor classes, printmaking, quilting workshops, and craft drop-in time for kids.
As a neighborhood arts institution, we hope to engage in community arts efforts, and we have already partnered with Dot Art and Greater Ashmont Main Street to install a community-made public art this Summer.
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INTENDED USE OF FUNDS

With the capital raised through this campaign, we will be able to head into our first holiday season fully prepared, allowing us to better support local artists as well as the greater community.

We are looking for $30,000 to purchase wholesale inventory for the next six months. This means $30,000 spent on local handmade goods, directly supporting artists and makers in the Boston area.
We are also looking for an additional $10,000 to cover our payroll expenses through the end of the year. This will allow us to employ 6 part-time employees through the holiday season, all of whom have a connection to the arts and are committed to furthering our mission.
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THE NEED

Before we opened in May, people had to venture to other surrounding neighborhoods to purchase gifts and artwork, or worse – shop on Amazon. We can fill this gap in our neighborhood, and maybe even make Ashmont Hill a shopping destination for non- Dorchester residents.

For Artists: As a Boston-based artist herself, Michaela is familiar with the extreme lack of gallery space for emerging artists to show their work in this city. The existing galleries in the South End (SOWA), Newbury Street, and Cambridge offer work at a price-point that is inaccessible to most buyers. Also, they often show work made by New York or California artists, leaving Boston artists creating work here without anywhere to show it.
For Residents: Countless neighbors and friends in Dorchester have expressed interest in a local shop to buy high-quality gifts and artwork for their home.
In addition to the products that we sell, we will also engage the community in other meaningful ways, including creative workshops, artist receptions, and kids craft events.
While we have several great restaurants and coffee shops in the neighborhood, this type of cultural space is desperately needed.
Since so many brick-and-mortar shops have closed due to the pandemic, people are looking for places to shop in person now more than ever. A study conducted by Accenture noted, "What consumers are buying and how they are shopping has changed dramatically as a result of the pandemic, and these new habits are continuing... They are striving to shop locally, mindfully and cost-consciously."
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OUR COMMITMENTS TO THE COMMUNITY

We plan to engage with our community in a way that is inclusive, accessible, and celebrates the incredible diversity of our immediate neighborhood and the Greater Boston area. We are committed to the following:

Representation: The makers represented in the shop will reflect the diversity of Dorchester. At least 50% of the artists and artisans that we work with will be Black, Indigenous, or people of color.
Local Artists: An important part of our mission is to give local artists a venue to show their work. At least 90% of the artists and artisans that we work with will be local to the Greater Boston area. We will financially support local artists by either buying their work wholesale and reselling it, or showing their work in our space to sell directly to consumers.

Accessibility: We want everyone in our community to be comfortable walking into our shop. Accessibility also means affordable prices, which we will accomplish through creative sources of revenue, such as events and studio space rentals.

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OUR OFFERINGS

We are not just a retail store. We plan to minimize financial risk by setting up the business for multiple income streams. Our goal is to be flexible and adapt to what the community wants and needs. This includes offering:

A minimum of 3 workshops for adults each month, focused on topics such as watercolor painting, printmaking, quilting, and more. (We will offer a variety of beginner-level and intermediate workshops.)

Pop-up events such as a Sunday morning yoga class in our space, led by a certified instructor in the neighborhood.

Kids arts programming, in collaboration with organizations like Dot Art.

Event space rental opportunities, so other members of the community can enjoy our beautiful, conveniently located space. This could be anything from a local community meeting, to a creative photoshoot or a book club session.

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LOCATION

We are located on Dorchester Avenue, less than one block from the Ashmont T station.

We are lucky to have incredible small business neighbors, such as Ripple Cafe, American Provisions, Back to Life Chiropractor, and Tavolo restaurant.

Between MBTA commuters, residents in the surrounding apartment buildings, and customers of our neighboring businesses, this location guarantees regular foot traffic every day of the week.

Our location also boasts free 2-hour street parking, right in front of our store, making it easy for people to drive to The Local Hand, either for events or to shop.

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2023
Founded
7 people
Employees
1,200 sq. ft.
Floor Space
$200,000
Projected Annual Revenue

This is a preview. It will become public when you start accepting investment.

This is a preview. It will become public when you start accepting investment.

Q&A

What is your background? How did you get into the industry?

I am a lifelong artist myself, and I have run a successful graphic design business for the past six years. After settling down in Dorchester with my husband and daughter, I have been looking to work more directly in my community, and specifically with other local artists. I've always felt strongly that there aren't enough places for Boston-area artists to show and sell there work, even though there is no shortage of incredibly talented artists working here. After finding this empty retail space in my own neighborhood, I decided to pursue this dream of creating a community-oriented arts space, where we can financially support other makers, provide a space for artists to gather, and a venue for neighbors to enjoy and appreciate local artwork.

Why are you raising capital and why is now a good time?

We have received immense support and enthusiasm in our first two months of business. However, I am raising additional capital now to ensure that we get through our first year (and particularly our first holiday season) without any financial woes, setting us up for long-term success and compounded growth. Simply put: these funds will allow us to buy more inventory, which will directly support local Boston artists, as we buy all of our products wholesale from the makers themselves. This will translate to larger revenue growth for our shop, and allow us to capitalize on the busy holiday shopping season.

What's the most interesting thing you've learned about your industry since you got started?

That there are so many talented artists in the Dorchester community (and greater Boston area) who are making incredible work. Some of them live (literally) across the street from me, and I never knew of their artistic talents. I have met painters, potters, printmakers, and poets since I started the journey of opening this business, and I hate to think how I might not have known of their work otherwise. This has only reaffirmed the need for this type of space; I hope to bring all of this talent into the public view so our other neighbors can enjoy it.

What are the main challenges for this businesses?

Our main challenge at this point is purchasing enough inventory ahead of time. Since we have only just opened, we do not have a huge cash reserve to draw upon. We buy all of our inventory wholesale from artists -- as opposed to consignment -- because we believe that this is a better way to support the local makers of these goods. They receive money upfront to continue their craft, buy more supplies, and support themselves. However, this means that we need to pay for our inventory before we have a chance to sell it. As a new business going into our first holiday season, this is daunting. The capital raised here will allow us to plan ahead, pay more artists, and offer better products to the community.

What is your background? How did you get into the industry?

I am a lifelong artist myself, and I have run a successful graphic design business for the past six years. After settling down in Dorchester with my husband and daughter, I have been looking to work more directly in my community, and specifically with other local artists. I've always felt strongly that there aren't enough places for Boston-area artists to show and sell there work, even though there is no shortage of incredibly talented artists working here. After finding this empty retail space in my own neighborhood, I decided to pursue this dream of creating a community-oriented arts space, where we can financially support other makers, provide a space for artists to gather, and a venue for neighbors to enjoy and appreciate local artwork.

Why are you raising capital and why is now a good time?

We have received immense support and enthusiasm in our first two months of business. However, I am raising additional capital now to ensure that we get through our first year (and particularly our first holiday season) without any financial woes, setting us up for long-term success and compounded growth. Simply put: these funds will allow us to buy more inventory, which will directly support local Boston artists, as we buy all of our products wholesale from the makers themselves. This will translate to larger revenue growth for our shop, and allow us to capitalize on the busy holiday shopping season.

What's the most interesting thing you've learned about your industry since you got started?

That there are so many talented artists in the Dorchester community (and greater Boston area) who are making incredible work. Some of them live (literally) across the street from me, and I never knew of their artistic talents. I have met painters, potters, printmakers, and poets since I started the journey of opening this business, and I hate to think how I might not have known of their work otherwise. This has only reaffirmed the need for this type of space; I hope to bring all of this talent into the public view so our other neighbors can enjoy it.

What are the main challenges for this businesses?

Our main challenge at this point is purchasing enough inventory ahead of time. Since we have only just opened, we do not have a huge cash reserve to draw upon. We buy all of our inventory wholesale from artists -- as opposed to consignment -- because we believe that this is a better way to support the local makers of these goods. They receive money upfront to continue their craft, buy more supplies, and support themselves. However, this means that we need to pay for our inventory before we have a chance to sell it. As a new business going into our first holiday season, this is daunting. The capital raised here will allow us to plan ahead, pay more artists, and offer better products to the community.

What is your background? How did you get into the industry?

I am a lifelong artist myself, and I have run a successful graphic design business for the past six years. After settling down in Dorchester with my husband and daughter, I have been looking to work more directly in my community, and specifically with other local artists. I've always felt strongly that there aren't enough places for Boston-area artists to show and sell there work, even though there is no shortage of incredibly talented artists working here. After finding this empty retail space in my own neighborhood, I decided to pursue this dream of creating a community-oriented arts space, where we can financially support other makers, provide a space for artists to gather, and a venue for neighbors to enjoy and appreciate local artwork.

Why are you raising capital and why is now a good time?

We have received immense support and enthusiasm in our first two months of business. However, I am raising additional capital now to ensure that we get through our first year (and particularly our first holiday season) without any financial woes, setting us up for long-term success and compounded growth. Simply put: these funds will allow us to buy more inventory, which will directly support local Boston artists, as we buy all of our products wholesale from the makers themselves. This will translate to larger revenue growth for our shop, and allow us to capitalize on the busy holiday shopping season.

What's the most interesting thing you've learned about your industry since you got started?

That there are so many talented artists in the Dorchester community (and greater Boston area) who are making incredible work. Some of them live (literally) across the street from me, and I never knew of their artistic talents. I have met painters, potters, printmakers, and poets since I started the journey of opening this business, and I hate to think how I might not have known of their work otherwise. This has only reaffirmed the need for this type of space; I hope to bring all of this talent into the public view so our other neighbors can enjoy it.

What are the main challenges for this businesses?

Our main challenge at this point is purchasing enough inventory ahead of time. Since we have only just opened, we do not have a huge cash reserve to draw upon. We buy all of our inventory wholesale from artists -- as opposed to consignment -- because we believe that this is a better way to support the local makers of these goods. They receive money upfront to continue their craft, buy more supplies, and support themselves. However, this means that we need to pay for our inventory before we have a chance to sell it. As a new business going into our first holiday season, this is daunting. The capital raised here will allow us to plan ahead, pay more artists, and offer better products to the community.

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Inventory (July-Dec 2023) $30,000

Staffing (July-Dec 2023) $6,025

Miscellaneous $1,275

Mainvest Compensation $2,700

Total $40,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$137,789	$165,347	$190,149	$209,164	$219,622
Cost of Goods Sold	$67,792	$81,350	$93,552	$102,907	$108,052
Gross Profit	$69,997	$83,997	$96,597	$106,257	$111,570

EXPENSES

Utilities	$6,316	$6,316	$6,316	$6,316	$6,316
Labor	$46,280	$50,908	$55,999	$61,599	$67,759
Insurance	$1,733	$1,776	$1,820	$1,865	$1,911
Marketing	$2,750	$3,025	$3,328	$3,660	$4,026
G&A	$6,170	$6,787	$7,466	$8,212	$9,033
Operating Profit	$6,748	$15,185	$21,668	$24,605	$22,525

This information is provided by The Local Hand. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2023 Balance Sheet

Investment Round Status

Target Raise $40,000

Maximum Raise $65,000

Amount Invested $0

Investors 0

Investment Round Ends August 31st, 2023

Summary of Terms

Legal Business Name The Local Hand LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $40,000 invested

1.5×

Investment Multiple 1.4×

Business's Revenue Share 4%-6.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2031

Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the The Local Hand's fundraising, in addition to fundraising previously completed through Indiegogo (before The Local Hand opened). However, The Local Hand may require additional funds from alternate sources at a later date.

Historical milestones

The Local Hand has been operating since May 2023 and has since achieved the following milestones:

Opened location in Boston, MA.

Achieved revenue of over $10,000 in our first month in business.

Hiring several part-time staff members, most of whom live in the local community and are artists themselves.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

The Local Hand forecasts the following milestones:

Achieve [$250,000] revenue per year by 2025.

Achieve [$100,000] profit per year by 2025.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of The Local Hand to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

The Local Hand operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Local Hand competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from The Local Hand's core business or the inability to compete successfully against the with other competitors could negatively affect The Local Hand's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in The Local Hand's management or vote on and/or influence any managerial decisions regarding The Local Hand. Furthermore, if the founders or other key personnel of The Local Hand were to leave The Local Hand or become unable to work, The Local Hand (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which The Local Hand and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, The Local Hand is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

The Local Hand might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If The Local Hand is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt The Local Hand

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect The Local Hand's financial performance or ability to continue to operate. In the event The Local Hand ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither The Local Hand nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

The Local Hand will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and The Local Hand is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although The Local Hand will carry some insurance, The Local Hand may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, The Local Hand could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect The Local Hand's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of The Local Hand's management will coincide: you both want The Local Hand to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want The Local Hand to act conservative to make sure they are best equipped to repay the Note obligations, while The Local Hand might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If The Local Hand needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with The Local Hand or management), which is responsible for monitoring The Local Hand's compliance with the law. The Local Hand will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if The Local Hand is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if The Local Hand fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of The Local Hand, and the revenue of The Local Hand can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of The Local Hand to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

The Local Hand is a newly established entity and has no history for prospective investors to consider.

This information is provided by The Local Hand. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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